The Standard (Wednesday, 11 July 2007)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

NOTIFICATION
CHANGE IN DIRECTORS AND
CHANGE OF AUDIT COMMITTEE MEMBER

An announcement ("Announcement") containing details of the change in directors and change of Audit Committee member under the Board of Directors of the Company is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Television Broadcasts Limited at www.tvb.com under "Change in Directorships".

This notification merely serves to advise investors of the said changes and of the publication of the Announcement on the above websites. *This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.* Investors should refer to the Announcement for details of the said changes.

The Announcement is available for inspection by the public at no charge at the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 6:00 p.m. Mondays to Fridays, from 10 July 2007 to 9 August 2007. Copies of the Announcement will be provided upon request at a cost of HK$5.00 per sheet.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 10 July 2007

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Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code 511

ANNOUNCEMENT

CHANGE IN DIRECTORS AND CHANGE OF AUDIT COMMITTEE MEMBER

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces the appointment of Mr. Siu Kwing Chue Gordon as an Independent Non-executive Director and a member of the Audit Committee under the Board of Directors of the Company, effective from 10 July 2007.

Mr. Siu Kwing Chue Gordon, aged 61, has been an Independent Non-executive Director of Transport International Holdings Limited and China Resources Enterprise, Limited since October 2004 and November 2006 respectively, which are listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Mr. Siu joined the Civil Service in 1966, rose to the rank of Secretary, Government Secretariat in 1993 and retired from the Service in 2002 with a service of over 36 years. His recent positions in Government included Deputy Secretary for the Civil Service (1981-1985), Secretary-General of OMELCO (1985-1988), Postmaster General (1988-1989), Commissioner for Transport (1989-1992), Director, New Airport Projects Co-ordination Office (1992-1993), Secretary for Economic Services (1993-1996), Secretary for Transport (1996-1997), Head, Central Policy Unit (1997-1999) and Secretary for Planning, Environment & Lands (1999-2002). Mr. Siu was awarded the honours of Commander of the Most Excellent Order of the British Empire (CBE) in 1997 and Gold Bauhinia Star (GBS) in 2002, and appointed a non-official Justice of the Peace in 2003.

Mr. Siu does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance or any relationships with any director, senior management, or substantial or controlling shareholders of the Company. Save for the appointment as an Independent Non-executive Director and a member of the Audit Committee, Mr. Siu does not hold any other position with the Company or any other member of the group of companies of which the Company forms part. He has met the independence guidelines set out in Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") and a confirmation of independence has been submitted to the Stock Exchange.

Mr. Siu will be entitled to receive the following emoluments to be paid on a pro-rata basis by the Company:

	HK$ per annum
Directors' Fee	75,000
Additional Fee (for serving as member of Audit Committee)	50,000

Note:

The Directors' Fee was approved by shareholders at the Annual General Meeting held on 24 May 2006 and the Additional Fee payable to Directors serving as members of Audit Committee was approved by the Board on 22 March 2006.

In accordance with Article 109 of the Articles of Association of the Company, Mr. Siu's appointment will expire at the next Annual General Meeting to be held in 2008, and any re-election as a Director will be subject to shareholders' approval.

Save for the information set out above, there is no information to be disclosed pursuant to any of the requirements under Paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules and there are no matters that need to be brought to the attention of shareholders in relation to the appointment of Mr. Siu.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

Hong Kong, 10 July 2007

As at the date of this announcement, the Board of the Company comprises the following Directors:

Executive Directors: Sir Run Run Shaw, G.B.M. *(Executive Chairman)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(Executive Deputy Chairman)*
Mona Fong *(Deputy Chairperson and Acting Managing Director)*

Non-executive Directors: Dr. Chow Yei Ching, G.B.S.
Christina Lee Look Ngan Kwan
Kevin Lo Chung Ping

Independent Non-executive Directors: Edward Cheng Wai Sun, J.P.
Chien Lee
Dr. Li Dak Sum, DSSc. (Hon.), J.P.
Gordon Siu Kwing Chue
Robert Sze Tsai To

Alternate Director: Anthony Lee Hsien Pin
(Alternate Director to Christina Lee Look Ngan Kwan)

END